June 23, 2016

Ms. Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Year Ended June 24, 2015
Filed August 24, 2015
File No. 001-10275

Dear Ms. Shenk:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comment set forth in your letter dated June 20, 2016. For your convenience, your comment has been reproduced in its entirety followed by our response. In providing our response to your comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended June 24, 2015

1.	Nature of Operations and Summary of Significant Accounting Policies
(v) Segment Reporting, page F-22
We note from the response letters dated April 22 and May 26, 2016 as well as the telephone conversations on May 17, 2016 and June 17, 2016, that you have concluded you meet the criteria in FASB ASC 280-10-50-11 to aggregate your two operating segments (Chili’s and Maggiano’s) into a single reportable segment. ASC 280-10-50-11 permits aggregation when it is consistent with the objective and basic principles of the standard; the segments have similar economic characteristics; and the segments are similar with respect to five qualitative characteristics as laid out in the standard. Based on the totality of the information provided to us, it does not appear that the two identified operating segments are similar with respect to these criteria. Please revise to present each of your operating segments as separate reportable segments under ASC Topic 280. Note that we do not object to your presenting these segments’ financial information in future filings.
Response:
Beginning with our Form 10-K for the fiscal year ended June 29, 2016, we will no longer aggregate our operating segments into a single reportable segment. We will revise our disclosures to present Chili's and Maggiano's as separate reportable segments.

June 23, 2016
Ms. Lyn Shenk

If you have any additional questions, feel free to contact me at 972-770-9391.

Sincerely,

/s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President and
Chief Financial Officer